Exhibit 99.1

MHG - Purchase of 40 thousand tonnes integrated farming capacity in Chile

Marine Harvest is pleased to announce an agreement to purchase assets of the former Chilean farming company Acuinova Chile S.A., currently in bankruptcy. The assets represent a capacity to produce about 40 thousand tonnes HOG per annum.

The asset purchase includes a hatchery, a smolt facility, 36 sea water licences and a primary and secondary processing facility, all located in Chile's Region XI. The biomass included in the deal is expected to generate a harvest volume of about 15 thousand tonnes HOG in 2015.

The agreed purchase price for the assets is USD 120 million. Closing of the transaction is expected during Q4 2014 and the deal is subject to confirmatory due diligence and approval from relevant competition authorities as well as other customary approvals for such transactions.

During the last years, Marine Harvest Chile has left its comprehensive portfolio of assets in Region XI dormant and focused all production in Region X. The acquired assets provide Marine Harvest with the necessary comfort on zone control and on-shore infrastructure to commence sustainable production in the region.

Marine Harvest views the deal as an important step in forming a lasting sustainable production framework in the Chilean farming industry.

For queries, please contact:

Alf-Helge Aarskog (CEO) +47 905 97 529
Ivan Vindheim (CFO) +47 958 71 310

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the production capacity of the acquired assets, the expected 2015 harvest volume of the acquired assets and the expected closing of the transaction and its timing. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may," "will," "may", "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including operational factors that may affect the production capabilities of the acquired assets and failure to satisfy conditions precedent for the acquisition. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.